PRUCO LIFE INSURANCE COMPANY, PHOENIX, ARIZONA

ROTH INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

This Endorsement is made a part of your Annuity.

Your Annuity is amended at your request so that it may qualify as a Roth Individual Retirement Annuity (“Roth IRA”) under Section 408A of the Internal Revenue Code, as amended (the “Code”). If the terms of this Endorsement conflict with the Annuity (including any schedules, endorsements, riders or amendments that are made a part of your Annuity), the provisions of this Endorsement shall control. This Endorsement contains numerous references to various sections of the Code and Treasury Regulations. Such references are subject to change and this Endorsement will follow the most current guidelines. Capitalized terms are as defined in the Annuity or this Endorsement. Any reference to specific limits, definitions, or tables under the Code or Treasury Regulations shall include any applicable successor or replacement limits, definitions, or tables. We may amend your Annuity or this Endorsement to comply with applicable tax requirements. Your consent to any such changes will be sought only if required by the state in which the Annuity was issued. Should you not consent to such changes, you may not continue the Annuity as a Roth IRA. This Endorsement supersedes any previous Roth IRA Endorsement that may have been provided with your Annuity. Your Annuity and this Endorsement do not constitute a plan document.

Should you exercise the Right to Cancel provision of your Annuity within seven (7) days after you receive your Annuity, you will receive a refund. The refund will be equal to the greater of: (1) a full refund of the Purchase Payment and (2) the current Account Value of the Annuity. After seven (7) days, the terms of your right to cancel will revert back to the terms of the Right to Cancel provision of your Annuity. Please refer to the Right to Cancel provision of your Annuity for additional information.

Exclusive Benefit – The Annuity is established for the exclusive benefit of you and any Beneficiary.

Designated Beneficiary – Designated Beneficiary is any individual designated as a beneficiary by you. This term will be interpreted consistently with Code Section 401(a)(9)(E) and any applicable regulations.

Eligible Designated Beneficiary – The term Eligible Designated Beneficiary means any Designated Beneficiary who is —

(A)     the surviving Spouse of the Owner,

(B)     a child of the Owner who has not reached the age of majority (which is age 21, unless otherwise provided by federal tax law),

(C) disabled (within the meaning of Code Section 72(m)(7)),

(D) a chronically ill individual (within the meaning of Code Section 7702B(c)(2), except that the requirements of subparagraph (A)(i) thereof shall be treated as met only if there is a certification that, as of such date, the period of inability described in such subparagraph with respect to the individual is an indefinite one which is reasonably expected to be lengthy in nature), or

(E)     an individual not described in any of the preceding clauses who is not more than 10 years younger than the Owner.

Except as otherwise provided by federal tax law, the determination of whether a Designated Beneficiary is an Eligible Designated Beneficiary shall be made as of the date of death of the Owner.
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Subject to Code Section 401(a)(9)(F), an individual described in clause (B) above shall cease to be an Eligible Designated Beneficiary as of the date the individual reaches the age of majority.

Owner – Except where otherwise indicated or required by law, references to “you” or “your” in this Endorsement shall be understood to mean the ROTH IRA Owner or a surviving Spouse who elects to treat the Annuity as his or her own IRA for federal tax purposes.

Prohibition of Loans – Loans are not available. Any loan provision of your Annuity of which this Endorsement is made a part is hereby deleted.

Code and Other Restrictions:

1.Restrictions on Designations – The Roth IRA Owner is an individual who is the sole Owner, the Annuitant, and a measuring life. These designations may not be changed except as permitted by law. The Roth IRA Owner may name a Contingent Annuitant only where the Contingent Annuitant is also the Designated Beneficiary.

2.Nontransferability – This Annuity may not be sold, transferred, assigned, discounted, or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose, to any person other than Pruco Life Insurance Company. This Annuity is not transferable. The requirements of this paragraph shall not be deemed to preclude a transfer to a Spouse or former Spouse under a divorce or separation instrument.

3.Nonforfeitability – Your entire interest in the Annuity, and that of any Beneficiary following your death, may not be forfeited.

4.Annuity Option – If you choose an annuity option, it must provide payments that will at least equal the required minimum distributions under the Code (“Minimum Distributions”). The distribution period chosen cannot exceed the periods permitted under the Code and specified in Treasury Regulations Sections 1.401(a)(9)-6 and 1.408A-6. After the Roth IRA Owner’s death, all payments made under an annuity option providing payments based on joint lives must be made to the surviving measuring life while the surviving measuring life is alive.

Contributions

1.    Maximum Permissible Amount – Except in the case of a qualified rollover contribution (as defined in paragraph 5 below), a recharacterization (as defined in paragraph 6 below), or a non-taxable transfer from an individual retirement plan under Section 7701(a)(37) of the Code, no contribution to the Annuity will be accepted unless it is in cash and the total of such contributions to all your Roth IRAs for a taxable year does not exceed the applicable amount (as defined in paragraph 2 below), or your compensation (as defined in paragraph 8 below), if less, for that taxable year. The contribution described in the previous sentence that may not exceed the lesser of the applicable amount or your compensation is referred to as a “regular contribution.” Contributions may be limited under paragraphs 3 and 4 below. No regular contributions will be accepted from a Designated Beneficiary under an inherited Roth IRA (other than a surviving Spouse that has elected to treat the Annuity as his or her own Roth IRA).

In addition to the amounts described above, an individual may make contributions (if permitted under the contract and our administrative practices) that are specifically authorized by statute – such as a repayment of a qualified reservist distribution described in Code Section 72(t)(2)(G) during the 2-year period beginning on the day after the end of the active duty period, a repayment of certain plan distributions made on account of a federally declared disaster, and other distribution repayments permitted under applicable federal tax law. A cash contribution, if otherwise permitted under the
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Annuity, can be made for any taxable year, including any taxable year in or after the calendar year in which the Owner attains age 70 ½. You shall have the sole responsibility for determining whether any contribution satisfies applicable income tax requirements.

2.    Applicable Amount – The applicable amount is determined below:

(a)    If you are under age 50, the applicable amount is set forth in Code Section 219(b)(1). For any taxable year beginning in 2025 and years thereafter, the amount is $7,000. After 2025, the $7,000 amount may be adjusted by the Secretary of the Treasury for cost-of-living increases under Section 219(b)(5)(C) of the Code. Such adjustments will be in multiples of $500.

(b)    If you are age 50 or older, the applicable amount under paragraph 2(a) above is increased by $1,000 for any taxable year beginning in 2006 and years thereafter. Beginning after 2024, this additional contribution limit may be adjusted by the Secretary of the Treasury for cost-of-living increases.

3.    Regular Contribution Limit – If paragraphs 3(a) and/or 3(b) below apply, the maximum regular contribution that can be made to all of your Roth IRAs for a taxable year is the smaller amount determined under paragraphs 3(a) or 3(b). After 2025, the dollar amounts below may be adjusted by the Secretary of the Treasury for cost-of-living increases under Section 408A(c)(3) of the Code. Such adjustments will be in multiples of $1,000.

(a)The maximum regular contribution is phased out ratably between certain levels of modified adjusted gross income (“modified AGI,” defined in paragraph 7 below) in accordance with the following table:

Filing Status	Full Contribution	Phase-Out Range Modified AGI	No Contribution
Single or Head of Household	$150,000 or less	Between $150,000 and $165,000	$165,000 or more
Joint Return or Qualifying Widow(er)	$236,000 or less	Between $236,000 and $246,000	$246,000 or more
Married- Separate Return	$0	Between $0 and $10,000	$10,000 or more

If your modified AGI for a taxable year is in the phase-out range, the maximum regular contribution determined under this table for that taxable year is rounded up to the next multiple of $10 and is not reduced below $200.

(b)    If you make regular contributions to both Roth and nonRoth IRAs for a taxable year, the maximum regular contribution that can be made to all of your Roth IRAs for that taxable year is reduced by the regular contributions made to your nonRoth IRAs for the taxable year.

4.    SIMPLE IRA Limits – No contributions will be accepted under a SIMPLE IRA plan established by any employer pursuant to Section 408(p) of the Code. Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE IRA plan, prior to the expiration of the 2-year period beginning on the date the individual first participated in that employer's SIMPLE IRA plan.

5.    Qualified Rollover Contribution – A “qualified rollover contribution” is a rollover contribution of a distribution from an eligible retirement plan described in Section 402(c)(8)(B) of the Code. If the
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distribution is from an IRA, the rollover must meet the requirements of Section 408(d)(3) of the Code, except the one-rollover-per year rule of Code Section 408(d)(3)(B) does not apply if the distribution is from a nonRoth IRA. If the distribution is from an eligible retirement plan other than an IRA, the rollover must meet the requirements of Section 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3), or 457(e)(16) of the Code, as applicable. A qualified rollover contribution also includes (a) through (c) below.

(a)    All or part of a military death gratuity or service members’ group life insurance payment may be contributed if the contribution is made within 1 year of receiving the gratuity or payment. Such contributions are disregarded for purposes of the one-rollover-per-year rule under Section 408(d)(3)(B) of the Code.

(b)All or part of an airline payment (as defined in § 125 of the Worker, Retiree, and Employer Recovery Act of 2008, Pub. L. 110-458) received by certain airline employees may be contributed if the contribution is made within 180 days of receiving the payment.

(c)A rollover contribution from a qualified tuition program to the extent provided in Code Section 529(c)(3)(E). Unless otherwise provided by federal tax law, such a rollover contribution will reduce your regular contribution limit described above for the year of the rollover, but is not subject to the modified AGI limits described above.

6.    Recharacterization – A regular contribution to a nonRoth IRA may be recharacterized pursuant to the rules in Treasury Regulation Section 1.408A-5 as a regular contribution to this Roth IRA, subject to the limits in paragraph 3 above.

7.    Modified AGI – For purposes of this Endorsement, your modified AGI for a taxable year is defined in Section 408A(c)(3) of the Code and does not include any amount included in adjusted gross income as a result of a qualified rollover contribution.

8.    Compensation – For purposes of paragraph 1 above, your compensation is defined in Code Section 219(f) as wages, salaries, professional fees, or other amounts derived from or received for personal services actually rendered (including, but not limited to commissions paid salesmen, compensation for services on the basis of a percentage of profits, commissions on insurance premiums, tips, and bonuses) and includes earned income, as defined in Section 401(c)(2) of the Code (reduced by the deduction the self-employed individual takes for contributions made to a self-employed retirement plan). For purposes of this definition, Section 401(c)(2) of the Code shall be applied as if the term trade or business for purposes of Section 1402 of the Code included service described in subsection (c)(6). Compensation does not include amounts derived from or received as earnings or profits from property (including but not limited to interest and dividends) or amounts not includible in gross income (determined without regard to Section 112 of the Code). Compensation also does not include any amount received as a pension or annuity or as deferred compensation. The term “compensation” shall include any amount includible in your gross income under Section 71 of the Code with respect to a divorce or separation instrument described in subparagraph (A) of Section 71(b)(2) of the Code if executed on or before December 31, 2018. If you are a married individual filing a joint return, the greater compensation of your Spouse is treated as your own compensation, but only to the extent that your Spouse's compensation is not being used for purposes of your Spouse making an IRA contribution. The term “compensation” also includes any differential wages payments as defined in Section 3401(h)(2) of the Code and any amount which is included in your gross income and paid to you to aid you in the pursuit of graduate or postdoctoral study as described in Section 219(f)(1) of the Code.

9.    Inherited IRA – If this Annuity is an inherited IRA within the meaning of Code Section 408(d)(3)(C), a contribution must be in the form of a direct rollover from an eligible retirement plan
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of a deceased employee that is permitted under Code Section 402(c)(11), or a direct transfer from an IRA of a deceased individual.

Refund of Contributions – Any refund of contributions (other than those attributable to excess contributions) will be applied, before the close of the calendar year following the year of the refund, toward the payment of future contributions or the purchase of additional benefits. The premiums under the Annuity are not fixed.

Distributions On or After the Death of the Owner

1.    In General – No amount is required to be distributed prior to the death of the Owner for whose benefit the Annuity was originally established. Post-death Minimum Distributions must be made in accordance with the requirements of Section 408(b)(3) of the Code, as modified by Section 408A(c)(4) of the Code, and the corresponding Treasury Regulations, the provisions of which are incorporated herein by reference. We calculate Minimum Distributions only with respect to this Annuity. Minimum Distributions may be paid out on a monthly, quarterly, semi-annual or annual basis. Minimum Distributions must be made in intervals of no longer than one year.

Each amount withdrawn as a Minimum Distribution prior to the date annuity payments commence will be taken from your Account Value per your instructions. Your selection may be subject to any investment and/or withdrawal limitations applicable to any benefit or program in which you participate under the Annuity.

No Contingent Deferred Sales Charge is assessed against amounts withdrawn as part of a program designed to distribute Minimum Distributions over your life or life expectancy, but only to the extent of the Minimum Distribution required to be distributed with respect to your Annuity at the time it is taken. The Contingent Deferred Sales Charge may apply to additional amounts withdrawn to meet Minimum Distribution requirements in relation to other retirement programs you may maintain.

Amounts withdrawn as Minimum Distributions prior to the date annuity payments commence are considered to come first from the amounts available as a free withdrawal as of the date of the yearly calculation of the Minimum Distribution amount. Minimum Distributions over that amount to meet the requirements based on your Annuity are not deemed to be a liquidation of Purchase Payments.

You may elect the method in which post-death distributions will be made, so long as it is consistent with the requirements in this Endorsement, our administrative practices, and applicable tax law. If no choice is made, the Beneficiary may make the election. Except as provided in paragraph 2(f) below, if no election is made on or before December 31 of the calendar year immediately following the calendar year of your death, the amount to be distributed will be payable immediately thereafter pursuant to paragraph 2(b)(i) or 2(b)(iii)(B), whichever applies. Any election is subject to any applicable federal income tax requirements regarding timing.

2.    Required Minimum Distributions After Death

(a)    If you die before your entire interest in the Annuity has been distributed, the remaining entire interest in the Annuity must be distributed in accordance with a distribution method that (1) we make available, and (2) satisfies applicable federal tax law requirements. We may limit the distribution methods we make available, based on our administrative procedures.

(b)    Upon your death, to the extent required by Code Sections 408, 408A, and 401(a)(9) and the Treasury Regulations thereunder, your entire interest in the Annuity must be distributed at least as rapidly as follows:

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(i)    If the beneficiary is not a Designated Beneficiary, the entire interest must be distributed by the end of the calendar year containing the fifth anniversary of your death.

(ii)    If the beneficiary is a Designated Beneficiary but is not an Eligible Designated Beneficiary, the entire interest must be distributed by the end of the calendar year containing the tenth anniversary of your death.

(iii)    If the beneficiary is an Eligible Designated Beneficiary, the entire interest must be distributed:

(A)if elected, over the life of such Eligible Designated Beneficiary, or over a period not extending beyond the life expectancy of such Eligible Designated Beneficiary, with distributions starting no later than:

(I)the end of the calendar year following the calendar year of your death, or
(II)if later, the date you would have attained the Applicable Age (as defined in paragraph 2(g) below) or such later date provided under federal tax law, provided that the Eligible Designated Beneficiary is your surviving Spouse and, to the extent required by Code Section 401(a)(9)(B)(iv), such Spouse makes (or is deemed to have made) an election for this rule to apply; or

(B)    by the end of the calendar year containing the tenth anniversary of your death.

The election described in clause (A) above is subject to any applicable federal income tax requirements regarding the timing of the election.

(iv)    Additional rules. The following additional rules apply to an Eligible Designated Beneficiary to the extent required by Code Sections 408, 408A, and 401(a)(9) and the Treasury Regulations thereunder.

(A)    If distributions under paragraph 2(b)(iii)(A) above are made for a year in a form other than as annuity payments, the total distributions for such year must not be less than the quotient obtained by dividing the entire interest in the Roth IRA as of the end of the preceding year by the applicable denominator determined under the Treasury Regulations. See paragraph 2(d) below for how the applicable denominator is determined. If distributions under paragraph 2(b)(iii)(A) above commence in the form of annuity payments, see paragraph 3 below for additional rules.

(B)If an Eligible Designated Beneficiary dies before the portion of your interest to which paragraph 2(b)(iii)(A) applies is entirely distributed, the remainder of such portion must continue to be distributed pursuant to that paragraph, but the entire remaining interest also must be fully distributed by the earlier of (x) the end of the calendar year containing the tenth anniversary of the Eligible Designated Beneficiary’s death or, (y) in the case of a beneficiary who is an Eligible Designated Beneficiary solely by virtue of being your minor child, the end of the calendar year in which such beneficiary attains age 31.

(C)If the Eligible Designated Beneficiary is your surviving Spouse and the surviving Spouse dies before distributions to such Spouse under paragraph 2(b)(iii)(A)(II) begin, this paragraph 2(b) shall be applied as if the surviving Spouse were the Owner of this Annuity for federal tax purposes. For this purpose, distributions are considered to commence on the date distributions are required to begin to the surviving spouse under paragraph 2(b)(iii)(A)(II). However, if distributions start prior to the applicable date in the
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preceding sentence, on an irrevocable basis (except for acceleration) under an annuity contract meeting the requirements of Treasury Regulation Section 1.401(a)(9)-6, then required distributions are considered to commence on the annuity starting date.

(c)    Application of paragraph 2(b). Except as otherwise provided under applicable federal tax law -

(i)    paragraph 2(b) above shall apply to distributions with respect to an Owner who dies after December 31, 2019;

(ii)    if you died before January 1, 2020, and your Designated Beneficiary dies on or after such date, the entire remaining interest in the Annuity must be distributed as required by Code Sections 408, 408A, and 401(a)(9) and the Treasury Regulations thereunder, as in effect prior to amendment by Section 401 of Division O of the Further Consolidated Appropriations Act, 2020, Pub. L. No. 116-94 (the “Act”), the provisions of which are incorporated herein by reference, and in all events by the end of the calendar year containing the tenth anniversary of such Designated Beneficiary’s death; and

(iii)    if you and your Designated Beneficiary both died before January 1, 2020, the entire remaining interest in the Annuity must be distributed as required by Code Sections 408, 408A, and 401(a)(9) and the Treasury Regulations thereunder, as in effect prior to amendment by Section 401 of the Act.

(d)    Applicable Denominator. The applicable denominator for distributions after your death is the Eligible Designated Beneficiary’s life expectancy determined in accordance with the Treasury Regulations. If distributions are being made to a surviving Spouse as the sole Designated Beneficiary, such Spouse’s remaining life expectancy is determined using the Single Life Table or, if permitted by the Code and Treasury Regulations, the Uniform Lifetime Table in Section 1.401(a)(9)-9 of the Treasury Regulations. In either case, the Spouse’s remaining life expectancy for a year is the number in the applicable table corresponding to such Spouse’s age on their birthday in the year. For distributions after such Spouse’s death, the Spouse’s life expectancy is determined using the Single Life Table and their age on their birthday in the year they died, then is reduced by 1 for each subsequent year. For non-Spouse beneficiaries, their remaining life expectancy for a year is the number in the Single Life Table corresponding to the beneficiary’s age on their birthday in the year following the year of your death and is reduced by 1 for each subsequent year. If distributions are being made in the form of an annuity, life expectancy generally will not be recalculated.

(e)    The Minimum Distributions payable to a Designated Beneficiary from this Roth IRA (other than a distribution made under this contract in the form of annuity) may be withdrawn from another Roth IRA the beneficiary holds from the same decedent in accordance with Treasury Regulation Section 1.408-8.

(f)    If your surviving Spouse is the sole beneficiary and has an unlimited right to withdraw amounts, such Spouse may elect to treat this Annuity as the Spouse’s own Roth IRA. This election can be made by redesignating the Annuity in the name of the surviving Spouse as the Owner rather than as beneficiary. Alternatively, the surviving Spouse who is eligible to make the election will be deemed to have made the election if such surviving Spouse makes a contribution to the Roth IRA or fails to take Minimum Distributions as a beneficiary. An election (including a deemed election) described in this paragraph may be subject to limits and other requirements under the Treasury Regulations, which are incorporated herein by reference.

(g)    Applicable Age. Unless otherwise provided by federal tax law, the Applicable Age is defined in Code Section 401(a)(9)(C) and summarized in the table below:
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If you were born…	Your Applicable Age is…
Before July 1, 1949	70½
After June 30, 1949 and before 1951	72
After 1950 and before 1960	73
In 1960 or later	75

(h)    More Rapid Distributions. We may require distributions to be made more rapidly than required under federal tax law. For example, we may require that such distributions occur immediately or within 5 years after the applicable death, without regard to whether federal tax law permits the distribution to be paid later.

3.    Special rules for annuities – Unless otherwise provided under applicable federal tax law, annuity payments that are taken as Minimum Distributions from this Annuity must satisfy the following requirements:

(a)    Annuity payments must satisfy the applicable requirements of Treasury Regulation section 1.401(a)(9)-6, the provisions of which are herein incorporated by reference.

(b)    Annuity payments must be made in periodic payments and the interval between payments for the annuity must be uniform over the entire distribution period and must not exceed one year.

(c)    Annuity payments must be nonincreasing or increase only as permitted by Code Section 401(a)(9)(J) and Treasury Regulation section 1.401(a)(9)-6 or as otherwise permitted under applicable federal tax law.

(d)    If distributions commence after your death in the form of an annuity in accordance with Code Section 401(a)(9)(B)(iii) and (iv), the first payment, which must be made on or before the date determined under the applicable rule in Treasury Regulation section 1.401(a)(9)-3, must be the payment which is required for one payment interval. Payment intervals are the periods for which payments are received, e.g., monthly, quarterly, semi-annually, or annually.

(e)    If annuity payments commence after Minimum Distributions are required to commence (the date determined under the applicable rule in Treasury Regulation section 1.401(a)(9)-3), payments under the annuity, and distributions of any remaining account, must be made in accordance with the applicable rules in Treasury Regulation section 1.401(a)(9)-5.

(f)    After annuity payments commence to you or a designated beneficiary, they may need to be modified (accelerated) following your death or the beneficiary’s death, if necessary, to comply with the Minimum Distribution requirements. In addition, we may limit or change the annuity payment options that are available under the Annuity, based on our current administrative procedures or to ensure that any distributions that would become payable under an annuity option after the death of you or your Designated Beneficiary will comply with such Minimum Distribution requirements without needing to modify the annuity payments after they begin.

(g)    If your beneficiary is receiving annuity payments from this Roth IRA and also has other amounts in a Roth IRA they inherited from you but from which annuity payments are not being made, the beneficiary may be able to use an optional aggregation rule in Treasury Regulation sections 1.408-8(e)(1)(ii) and 1.401(a)(9)-5(a)(5)(iv) to determine their minimum distributions for the Roth IRA(s) from which annuity payments are not being made. If we calculate Minimum Distributions for your beneficiary as part of our administrative services, our calculations may not reflect this optional rule. Your beneficiary is solely responsible for determining whether and how
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the foregoing optional rule applies and, more generally, for applying the minimum distribution rules to their specific situation.

4.    "Entire Interest" Defined – The “entire interest” in the Roth IRA includes the amount of any outstanding rollover, transfer and recharacterization under Treasury Regulation section 1.408-8 and, prior to the date that annuity payments commence, the actuarial value of any other benefits provided under the Roth IRA, such as guaranteed Death Benefits, unless otherwise provided by applicable federal tax law.

Annual Reports – We shall furnish annual calendar year reports concerning the status of the Roth IRA and such information concerning required Minimum Distributions as is prescribed by the Commissioner of Internal Revenue.

PRUCO LIFE INSURANCE COMPANY
[___________________________________]

Secretary

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